May 17, 2005


Matthew L. Harriton, Chief Executive Officer
Embryo Development Corporation
305 Madison Avenue Suite 4510
New York, New York 10165

Re:  Embryo Development Corporation
	File No. 0-27028
	Form 10-QSB for the period ended October 31, 2004

Dear Mr. Harriton:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary.
Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-QSB as of October 31, 2004

Financial Statements

Statement of Stockholders` Equity

1. Revise to include a Statement of Stockholders` Equity since the Company has had multiple equity transactions during the period.

Note 4 - Investment Banking Agreement

2. You state that the $62,500 in accrued expenses due to two creditors was extinguished by the issuance of shares of preferred stock. We note that the shares value of $250,000 was greater than the amounts owed to the creditors. Please tell us supplementally why the Company issued stock for more than the value of the debt. Losses from the extinguishment of related party debt should be treated as capital transactions and no expense should be recognized
on the statement of operations.   Rather, common stock should be
credited for par value with the remainder to additional paid in capital. Please revise the financial statements and notes thereto accordingly.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before June 7, 2005. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Babette Cooper at (202) 551-3396 or me at
(202)
551-3871 if you have any questions.


Sincerely,



      Tia Jenkins
							Senior Assistant Chief
Accountant
							Office of Emerging Growth
Companies
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Mr. Harriton
Embryo Development Corporation
May 17, 2005
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